# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EASTERN INTERNATIONAL LTD., CIK 0002013320
CUSIP: G2907P107
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Suite 901, Building #2,, Xiaoshan Economic Development Zone,, Hangzhou, Zhejiang Province,, China (F4), 311231
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002113576

## Reporting persons
- Eastern Worldwide Logistics Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Samoa (Y0); sole voting power 4,266,000; shared voting power 0; sole dispositive power 4,266,000; shared dispositive power 0; aggregate amount beneficially owned 4,266,000 (35.5% of the class)
  Comment: (1) the percentage ownership interest in row (11) is determined based on a total of 12,017,000 ordinary shares of the Issuer outstanding as of December 31, 2025; and (2) Mr. Albert Wong, Chairman of the Board and Chief Executive Officer of the Issuer, is the 70% shareholder of Eastern Worldwide Logistics Group Inc. a Samoa company.
- Albert Wong: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 14,266,000; shared voting power 0; sole dispositive power 5,266,000; shared dispositive power 0; aggregate amount beneficially owned 5,266,000 (40.5% of the class)
  Comment: (1) the percentage ownership interest in row 11 is determined based on (i) a total of 12,017,000 ordinary shares of the Issuer outstanding as of December 31, 2025 and (ii) if the holder converts 1,000,000 preferred shares to 1,000,000 ordinary shares in 60 days; (2) Mr. Albert Wong, Chairman of the Board and Chief Executive Officer of the Issuer, is the 70% shareholder of Eastern Worldwide Logistics Group Inc. a Samoa company. Mr. Albert Wong also owns all of the 1,000,000 outstanding preferred shares of the Issuer. Each preferred share has 10 votes at general meetings of the shareholders of the Issuer as reflected in row 5 and each preferred share is convertible into one Ordinary Share at any time at the option of the holder.

## Item 1. Issuer
Name of issuer: EASTERN INTERNATIONAL LTD.
Address of issuer's principal executive offices: Suite 901, Building #2, Xiaoshan Economic Development Zone, Hangzhou, Zhejiang Province, China 311231

## Item 2. Person Filing
Name of person filing: Eastern Worldwide Logistics Group Inc. and Albert Wong. Mr. Albert Wong is the Chairman of Board and Chief Executive Officer of the Issuer and is the 70% shareholder of Eastern Worldwide Logistics Group Inc. a Samoa company. Mr. Albert Wong also owns all of the 1,000,000 outstanding preferred shares of the Issuer, and each preferred share has 10 votes at general meetings of the shareholders of the Issuer and each preferred share is convertible into one Ordinary Share at any time at the option of the holder. This Schedule 13G (Schedule 13G) is filed for the shares owned by the Reporting Persons before the IPO of the Issuer that was completed in August 2025. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file the Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: The registered address of Eastern Worldwide Logistics Group Inc. is: Portcullis Chambers, P.O. Box 1225, Apia, Samoa. The business address for Albert Wong is: Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu, Chuanhua Smart CenterScience and Technology City Block, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China 311231
Citizenship: Eastern Worldwide Logistics Group Inc: Samoa. Albert Wong: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,266,000 for Eastern Worldwide Logistics Group Inc. and 5,266,000 for Albert Wong
Percent of class: 35.5% for Eastern Worldwide Logistics Group Inc. and 40.5% for Albert Wong. The percentage ownership interest is determined based on: (i) a total of 12,017,000 ordinary shares outstanding as of December 31, 2025, as reported by the Issuer to the Reporting Person and (ii) if the holder converts 1,000,000 preferred shares to 1,000,000 ordinary shares in 60 days.
Sole power to vote or to direct the vote: 4,266,000 for Eastern Worldwide Logistics Group Inc. and 14,266,000 for Albert Wong who also owns all of the 1,000,000 outstanding preferred shares of the Issuer, and each preferred share has 10 votes at a general meeting of the shareholders of the Issuer
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,266,000 for Eastern Worldwide Logistics Group Inc. and 5,266,000 for Albert Wong
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1: Joint Filing Agreement, dated as of February 26, 2026, by and among Eastern Worldwide Logistics Group Inc. and Albert Wong.

## Signatures
- Eastern Worldwide Logistics Group Inc.: /s/ Albert Wong, Albert Wong (02/26/2026)
- Albert Wong: /s/ Albert Wong, Albert Wong (02/26/2026)